UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   March 16, 2010           File No.  001-33494

DEJOUR ENTERPRISES LTD.
(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

 Dejour Proved and Probable Reserves
Increase by 215 Billion Cubic Feet Gas Equivalent in 2009

Key Piceance Basin Project’s Proved Undeveloped and Probable Reserves valued at Before Tax
Net PV-10 of US$297 Million (net of capital, operating costs and local taxes)

Denver, Colorado, March 16, 2010 — Dejour Enterprises Ltd. (NYSE-AMEX: DEJ / TSX: DEJ), a high growth oil and natural gas company operating multiple exploration and production projects in North America's Piceance / Uinta Basin and Peace River Arch regions announced the results of its year end reserve assessment for its wholly-owned subsidiary Dejour Energy (USA) Corp.  The reserve evaluation was conducted by independent, global consultants Gustavson Associates LLC (“Gustavson”), of Boulder Colorado, a qualified resource evaluator, and was prepared in accordance with Canada’s National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the COGE Handbook. The forecast prices are based on December 31, 2009 NYMEX futures strips prices prepared by Gustavson and adjusted for the appropriate transportation differentials.

Summary of Dejour’s Gibson Gulch 2009 Year-End Net Reserves

Reserves Category	Light and Medium Oil (Millions of Barrels)	Natural Gas (Billions of Cubic Feet)	Natural Gas Equivalent (Billions of Cubic Feet Equivalent)	Net Present Value of Before Tax Cash Flow Discounted at 10% (USD)
Proved Undeveloped	0.6	87	91	$149 Million
Probable	0.8	120	124	$148 Million
Total Proved Plus Probable	1.4	207	215	$297 Million

All Proved and Probable Reserves are attributed to the Mesaverde (Williams Fork) Formation underlying the Company’s leasehold at Gibson Gulch. In this area, the Mesaverde Formation is a 2500 ft. thick section of tight gas sands, with an anticipated ultimate recovery per well of 1.65 Billion Cubic Feet of gas. Utilization of enhanced fracture stimulation technology over the past few years has enabled production rate increases of 50-100% in this formation. Antero, Barrett (NYSE: BBG) and Williams Co. (NYSE:WMB) have operations bordering Dejour’s Gibson Gulch holdings. Williams entered the area via purchase of bordering acreage in 2009. Of note, Dejour’s Gibson Gulch leases make up less than 2% of Dejour’s leasehold in Colorado and Utah.

The year-end reserve report also assesses the Gross Prospective Resource for Dejour’s entire leasehold position in Colorado and Utah. This assessment yielded a statistically derived Prospective Resource Best Estimate, net to Dejour, in excess of 124 million barrels of oil and 1.4 trillion cubic feet of gas from formations under Dejour’s leasehold, other than Gibson Gulch.

“Dejour is fully engaged in developing its exploitation plan for Gibson Gulch, where we are already looking beyond the Mesaverde to the deeper Mancos Shale as a target”, said Harrison Blacker, President & COO. “We are actively permitting drilling locations on other leases in the Piceance to advance our exploration program in 2010. The significant increase in our Proved Reserves during a year of reduced industry drilling activity demonstrates the value of Dejour’s strategy to focus on key Piceance Basin properties”.

Dejour will provide detailed information on its reserves when it files its Annual Information Form at the end of March 2010. Harrison F. Blacker, M.Sc. is the qualified person for Dejour’s oil and gas projects.

About Dejour

Dejour Enterprises Ltd. is a high growth crude oil and natural gas company operating multiple exploration and production projects in North America's Piceance / Uinta Basin (97,000 net acres) and Peace River Arch regions (18,000 net acres). Dejour's veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE- Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Disclosures Regarding Reserve Estimates:  The reserve estimates assume available funding for development of the properties. Disclosed values do not necessarily represent fair market value.   A conversion ratio for Cubic Feet Equivalent of gas of 6 thousand cubic feet to 1 bbl is used in the above tables and is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Prospective Resources are defined as “those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. Prospective Resources are further subdivided in accordance with the level of certainty associated with recoverable estimates assuming their discovery and development and may be sub-classified based on project maturity”. There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. These estimates represent the likely size of the resource, if present, and have not been adjusted for risk of failure.

Statements Regarding Forward-Looking Information: This news release contains statements that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the assessment that the reserves and resources described can be profitably produced in the future, based on certain estimates and assumptions, these forward-looking statements include but are not limited to, the availability of funding for future projects, anticipated recovery per well for Gibson Gulch, the, risks related prospective resource best estimate being inaccurate or incomplete or based upon errors in assumptions, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour's operations or financial results, are included in Dejour's reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO
DEJOUR ENTERPRISES LTD.
Investor Relations - New York
598 - 999 Canada Place,
Craig Allison
Vancouver, BC Canada V6C 3E1
Phone: 914-882-0960
Phone: 604.638.5050 Facsimile: 604.638.5051
Email: callison@dejour.com

Dejour Enterprises Ltd.
(Registrant)

Dated: March 16, 2010	By:	/s/ Mathew Wong
Mathew Wong,
Chief Financial Officer